SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 23, 2004

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                              .

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG
By:	/s/ HANS-WERNER KLOSE
	Name:	Hans-Werner Klose
Titles: Member of the Management Board

By:	/s/ WOLFGANG PREUSS
	Name:	Wolfgang Preuss
Titles: Chief Executive Officer

Date: December 23, 2004

Mainz, Germany — December, 22, 2004

Today the PrimaCom Management GmbH filed an affirmative action claim at the District Court Frankfurt against the second secured lenders. In the affirmative action claim the court has been asked to declare on whether the pledges of shares in the company’s subsidiaries are invalid. In any case since at this time the requirements of the German Civil Code have not been met (Pfandreife), the security pledges of GmbH shares are, currently, not enforceable.

Contact:	Investor Relations
Tel. 06131 — 944 522, e-mail: investor@primacom.de
PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz
www.primacom.de]

PrimaCom AG (OTC BB “PCAGY” and Geregelter Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, approx. 1.0 million in Germany and approx. 300,000 in The Netherlands.